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                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 13, 2000



                                SMITHFIELD FOODS

                         TRANSCRIPT OF NOVEMBER 13, 2000
                      INVESTMENT COMMUNITY CONFERENCE CALL

                           MODERATOR: RICHARD POULSON
                                NOVEMBER 13, 2000
                                  7:30 A.M. CT



Operator: Good day, ladies and gentlemen, and welcome to the Smithfield Foods investment community conference call. Today's conference is being recorded.

      I would now like to turn the call over to Mr. Richard Poulson, Vice President, General Counsel and Senior Advisor to the Chairman. Please go ahead, sir.

Richard Poulson: Good morning, and welcome to a Smithfield Foods conference call to discuss the company's offer to acquire IBP, Inc.

      I refer you to the forward-looking statement and information on this next slide. These presentation materials this morning and our statements today may contain forward-looking information within the meaning of the federal securities laws. In addition to this page, we urge you to refer to Smithfield's filings with the SEC.

      Before we start the conference, we would like to point out that Smithfield Foods intends to release fiscal second quarter earnings, later this month, but we are, now, in our quiet period. Therefore, we will not take questions about earnings.

      I would now like to introduce Joseph W. Luter III, Chairman and Chief Executive Officer, and Larry Pope, Chief Financial Officer of Smithfield Foods. After their brief presentation, we will take your questions - Larry.

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Larry Pope: Good morning, ladies and gentlemen.

      For those of you who are -- who have not received a fax, I would refer you to the Vcall.com, under the SFD ticker symbol and follow along with us, as we work through the presentation, available to all interested parties.

      The first slide that I'd like to go over is the offer the Smithfield Foods has made for IBP. The price is a $25 per IBP share. The structure of the transaction is a stock-for-stock transaction. The offer provides for a 10-percent fixed price collar based upon the closing price of Smithfield stock on Friday, November 10, of $31.63. Those of you who have received a copy of the press release, we refer you to the maximum and the minimum provisions within that collar at $28.46 and $34.79, so the upper and lower-end of the collar.

      In terms of regulatory, we do not see any meaningful impediments to consummating this transaction. Certainly, we will have to work with the regulatory authorities, but we do not see anything that cannot be worked through. The offer is subject to IBP's Special Committee approval, IBP's Board and IBP shareholders. In addition, Smithfield Foods' Board and Smithfield Foods' shareholders, must seek their approval.

      Finally, in terms of the offer, this is a -- we intend for this to be a pooling of interest. IBP has, recently, pooled their transaction with Corporate Brand Foods this year, and Smithfield Foods has -- does not appear to have any -- have been involved with any transactions that would prevent pooling from the Smithfield's side.

      So that -- those are the basic terms of the offer. The remaining things are in the press release.

      I'll refer you, now, to the next slide. (Deal) headed up, clearly, superior to the management buyout transaction. The significant advantages to the IBP shareholders of our offer is that it represents a 36.5 percent premium to the closing price of IBP stock on September 29, when IBP stock closed at $18.31, and our offer represents a $6.69 premium to the September 29 offer. In addition, we represent a 19.8 percent premium to the twenty-seven-eighths closing price of IBP stock, last Friday. And finally, we represent -- this offer represents a 12.4 percent premium to the existing management buyout offer at $22.25 per share, giving a $2.75 per share premium to the offer they currently have.

      The other advantages of this transaction to IBP shareholders is that they will continue to -- those that are not involved in the current offer, will continue to participate in the combined companies' growth prospects and the ensuing synergies from that. We believe that the fixed-price collar provides a 10 percent downside protection to the Smithfield share prices. This offer is not contingent on a financing -- any financing condition. The offer is a stock-for-stock offer, and we anticipate assuming all the outstanding debt of IBP, so there would not have to be any significant refinancing as a result of this transaction.

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      Finally, in that this is a tax -- the tax on the stock-for-stock offer, this should represent a tax-free exchange for IBP shareholders as opposed to the existing cash offer they have.

      I refer you, now, to the next slide. The important strategic -- this is an important, strategic transaction for Smithfield in that we believe it combines two, efficient, low-cost producers of pressed pork and processed meats. This would provide diversified earnings base with a pork and a beef balance. There should be significant operating efficiencies, and we should be able to employ a best practices, in learning from one another. Both companies are very-well run meat processing companies and should provide opportunities for both, to learn from the other.

      This provides a strong platform for us to move forward with value-added products in both, beef and pork. This will accelerate the creation of the national brands. Most of you know, we have one that we are rolling out. In fact, IBP has announced a roll-out of a national brand from their side. We think it offers opportunities to pursue the case-ready market that most people on this call were aware of; that is a changing market in the retail case. This gives us the opportunity to expand on that. We think the strong company gives us the ability to meet the ever-changing retail and food service needs of the industry and the size of the company dynamics gives us the ability to provide all that our customers need from us.

      And finally, IBP has an international presence and so do we. This would create a strong platform for us to pursue international markets. That creates significant value for Smithfield Foods shareholders in that the transaction should be accretive in the first year. We anticipate synergies of approximately $200 million per year, once the businesses are fully-integrated. And the fact that this is a stock-for-stock and we will be issuing a substantial increase in shares, this should provide increased market float in liquidity for Smithfield shareholders.

      Finally, the combined company should have a very strong balance sheet, which will give us the flexibility to pursue all the initiatives that we might need with this growing company. For those of you who are not aware, IBP is an A-minus-rated company. Smithfield's corporate rating is a BBB-minus. We anticipate, although nothing has been confirmed, at this point. We anticipate that the combined company will likely be an increase in our existing debt rating above the BBB-minus.

      I refer you, now, to the next slide, which is headed, "Increases in Product Diversity." We have two pie charts at the top of this slide. The first one represents the existing business of Smithfield Foods, which is about 48 percent processed meat, 43 percent fresh pork and nine percent, which is hog production and other byproducts.

      IBP has approximately 60 percent fresh beef, 16 percent processed meats through food brands, 13.9 percent in fresh pork and 8.8 percent in other, as well. The combined company is the slide at the bottom; as we anticipate, at this point, given the public information that's out there, we anticipated being a 45-percent fresh beef company, a 25-percent processed meat, 21-percent fresh pork and a nine-percent hog production and byproducts.

      In terms of significant synergies from the combination, we anticipate improved plant operating processes and economies of scale, which should have the advantage of increasing yield from many of our products by sharing information, one with the other, and creating the best practices in how to process and handle each of our products. The combined scale should give us the ability to reduce our operating costs in the plant operations. We anticipate that to have reduced transportation costs and improved logistics.

      The combination of our Midwest operations with IBP's operations and our East Coast operations, in concert with that, should give us opportunities in the trucking, routing, cold-storage area to take advantage of costs synergies, where they're available.

      We anticipate some purchasing efficiencies for our manufacturing supplies. As you are aware, we have many, many supplies that go into our various plant operations. With the combination of these two, large companies, should give us even more increased economies of scale in our buying side, from there.

      We anticipate increased sales efficiencies on a broker and cost cross-selling networks to allow these companies to take advantage of the product categories of the others within their selling organizations, and should provide opportunity for us to achieve some synergies, there.

      And finally, we anticipate the elimination of any redundant administrative functions, and at this point, there's no further comment on that.

      I refer you to the next slide which is -- gives you some of the financial pro forma, as we anticipate the transaction, post-closing. Smithfield's -- the column under the Smithfield heading represents the -- a pro forma projection of where Smithfield would be today. We have attempted, for the benefit of those on the call, to modify these numbers to include, as if the Murphy Farms acquisition had been part of the Smithfield family for one year. So we've made adjustments for the sales and the EBITDA and the EBIT numbers. And these represent the August, 1999 through July, 2000 period for Smithfield. The balance sheet information, at the bottom, represents our July, 2000 balance sheet as filed with our 10-Q.

      In the IBP column, we have taken the numbers and factored in the impact of the Corporate Brand Foods. Pooling, these represent October, 1999 through September, 2000 and, as well, the balance sheet information represents the best we have of their September, 2000 balance sheet.

      The pro forma information is how we would envision the companies, looking today. We refer you to any footnote information in that it does include the impact of the $200 million of synergies. It does exclude their merger-related expenses of Corporate Brand

      Foods. The balance sheet, a debt to total capitalization of 50 percent and a debt to EBITDA number of 2.1.

      I now refer you to the next slide. Just the benefits to other stakeholders. The combined company will have financial strength to invest for the future. In terms of the benefits to our customers, we believe that will provide a broader, deeper and value-added product lines with the combination of the beef and pork and the products that Corporate Brand Foods have, along with our process meats, we give our customers a very solid and very deep product line. The combined companies represent a strong commitment to R&D to ensure product consistency, uniform in quality in the five of the combined companies will allow us to focus to develop products to meet the needs of all of our customers.

      In terms of the benefits to our producers in the farming community, Smithfield Foods, as those who have followed the company, for many years, knows that we are, in fact, committed to this industry. We have always been committed to grow in this industry. We have been constantly acquiring companies over the past 20 years, and have always been -- stayed the coarse, in terms of being part of the meat, and particularly, in the pork industry. And that is where we think our knitting is and that's where we plan to stay.

      We anticipate a continued, strong partnership with our independent contract farmers. Many of you may know, the hogs that are raised for us in our vertical integration -- or vertical-raising strategy of many, many of those hogs, are raised in contract farming environment. And we anticipate that continuing as we go forward.

      In terms of benefits to employees, we anticipate rolling over, the IBP options for their employees that are outstanding, while replacing those with Smithfield Food options. We certainly think it fits -- Smithfield has been continually acquisitive and continually growing. We think this represents expanded opportunities in this larger, faster-growing companies for all of our employees.

      I refer you now to the next slide, Ingredients for Success. I think we are very proud of the fact that Smithfield Foods has success in integrating past accusations. We've done - we have done about 10 or 12 acquisitions, over the past -- significant ones, over the past 20 years, with about 10, even-smaller acquisitions, and I think we have a history of integrating those, very successfully.

      We believe we have a best-of-class management with strong operating practices. We have many of the same managers in place, today, that we've had for many years and, certainly, our Chairman represents more than 25 years history with the company, involved with all of the integrating acquisitions and the changing of our operations to meet the current needs.

      We believe that there are complimentors to strategic focuses, of capturing the opportunities in our value-added and case-ready markets. As you -- as the people on this call are aware, both companies are already committed to the case-ready business. And, in fact, I think the combination of the two will give us even stronger focus on that area.

      We believe that - we believe that we have low-cost operation. And, in fact, we believe IBP has low-cost operation and so we anticipate the combination of the two will give us a strong, comparative advantage, in terms of our operating costs.

      Finally, we believe that the two businesses, together, will reduce our earnings volatility and our business (cyclicality). The combination of our hog production, pork operations, beef operations, processed-meat operations and international presence, those five should all compliment one another and help us, in terms of volatility and business (cyclicality) to offset those.

      Final point in the ingredients are our strong -- the combined, strong financial position, with a balance sheet, involving, what we believe, will be substantial abilities to access the investment-grade market and pursue capital as we might need it in a low-cost and most-effective way. This will provide a balance sheet for us to be very strategically-positioned, as we go forward in the ((inaudible)).

      The following slide is a graphic view of what has happened to Smithfield Foods stock since 1982, to the present. The stock in 1981 was trading at approximately 37 cents per share. And November 10, last Friday, the stock was trading at $31.63. I think we have rewarded our shareholders handsomely for those who have been involved with the company for these many years. At the bottom of that chart are representative examples of acquisitions we have made, over this 20-year history, where we have been successful at integrating and continuing to grow value for our shareholders and a history that we're quite proud of.

      Next slide, I think, graphically shows what's happened to the two companies, over the past five years. On November 10, 1995, which is the far-left-hand end of the chart, and November 10, 2000 represents a tracking of the two -- of IBP stock on the bottom and Smithfield Foods stock, at the top. And over that five-year history, Smithfield has rewarded its shareholders with 118.1 percent increase in value, and IBP shareholders have seen a deep decline in their value of approximately 33 percent, over that same five years.

      The final slide - in summary, we think this is -- in summary, we believe this offer offers superior value to the management -- of the management offer that is, currently, out there. We think it provides continuing equity participation for our IBP shareholders. We believe there is strong, strategic rationale for the combination and we believe there are significant operating synergies, between the two companies. And we believe that a combined, Smithfield-IBP company will create significant value for all shareholders, involved.

      At this point, I would like to turn it over to Mr. Luter, for his open comments.

Joseph W. Luter III: Fine. Thank you, Larry.

      Obviously, all of us here in Smithfield are very excited about the prospect of bringing these two, fine companies together. I think Larry has covered most of the details. I think, if you look at Smithfield's acquisitions in the past and if you look at IBP's acquisitions in the last several years, you will see one, big marked difference in that our acquisitions have been accretive to earnings, while that exact opposite has been true with IBP's acquisitions.

      But we are very shareholder-minded. My own, a sizable, personal position in Smithfield and we look at shareholder value, rather than market share. And I think that is what really separates the two companies in regard to corporate philosophy, particularly, moving forward.

      At this point, I think we would like to turn over the program to any questions that any of you may have.

Operator: Thank you very much. Today's question-and-answer session will be conducted electronically. Anyone wishing to ask a question may signal us at this time by pressing the star key, followed by the digit one, on your touch-tone telephone. Again, that's star, one, on your telephone to ask questions.

      We'll take our first question from John McMillin with Prudential
      Securities.

John McMillin:  Congratulations, Joe.

Joseph W. Luter III:  Thank you, John.

John McMillin: This would build a great company, both, in pork and beef.

      I know you're kind of restricted what you can say, but there's two things in your press release that I just would like you to fully explain. The 200 million of cost saves, you say, when the businesses are fully-integrated. Can you give us a rough, approximate time, how long you think it would take to achieve that level of cost saves? Or, how long it would be to -- when, fully-integrated, would occur?

Joseph W. Luter III: I think the majority of it could be accomplished in the first year. And, certainly, I think all of it could be accomplished within the second year, at the outside, John.

John McMillin: Because I put that cost saves, together. If you get that cost saves, right up front, we're getting almost 40 cents accretion, using that cost saves.

      And just a second statement that you expect, you know, no meaningful impediments from a regulatory standpoint. Does that assume there will be some divestiture of some Midwest or Iowa hog processing plants? I mean, I guess, to have no impediments, you have to assume there's going to be some divestitures.

Joseph W. Luter III: Yes. I think it's safe to assume there will be some divestitures. Whether it would be one plant or two plants, I think would really depend upon which plants and negotiations with the government regulatory authorities.

      But we believe that there will not be any significant, additional concentration in the purchasing of hogs then what, now, exists in the Midwest. As you know, most of our operations, on Smithfield Foods, are in the East and not the West. And really, these are just two, very separate, distinct marketing areas when it comes to the purchase of livestock.

John McMillin: And just how long do you think -- I mean, the one -- certainly, you're doing things for IBP shareholders with this bid, but at the same time, the timing issue -- I mean, there are a number of issues with this bid. Just in terms of, you know, how -- do you think this would take one year to complete or -- when you say there's no regulatory impediments, I mean, the timing of this transaction could be considerably long. Could you give us a rough timeframe?

Joseph W. Luter III: Yes. I think the rough -- what we expect, if we're totally forthcoming with the regulatory authorities, which we certainly will be, that we think we can affect this transaction in approximately four months. It may take a bit longer; it may take a little bit less. But we're prepared to do what's necessary, within reason, to satisfy any concerns that the regulatory agencies may have.

      We realize that there is politics involved, you know, in this matter, but we have spent an awful lot of time with very knowledgeable, outside people have advised us. And we think we can put it together. There are no certainties, obviously, particularly in a political -- politically-charged situation. But absent gross politics, if you will, we think this transaction is certainly doable.

John McMillin: OK. Thanks a lot.

Operator: We'll take our next question from Jeff Kantor with Prudential
      Securities.

Jeff Kantor: Good morning, Larry, Joe and Dick.

      I'm sorry to double-team you. You know, most of us are using a fiscal -- if you expect this deal to close by, essentially, the end of your fiscal 2001, most of us are using fiscal 2002 number of, oh, around 340, or so. I guess, consensus, actually, is 320. Assuming you could get these $200 million of the most of the savings and, you know, it gives you a number that will approach 370, or so -- 380. Is that, basically, what you're saying, here?

Joseph W. Luter III: We think so. I mean, obviously, this industry is not the most predictable industry that's out there today, and there are all -- you know, there are always some uncertainties. But we think those numbers are certainly attainable.

      I will say that, you put these two companies together and we do dispose of some of their fresh meat assets, we will have a pretty good base, or a pretty good mixture of fresh to processed meats. And when a company has a substantial processed meat business, it does an awful lot in allowing us to increase margins because we will not be selling a great deal of fresh meat in the marketplace. We can -- for instance, we could take fresh hams or fresh bellies and mix bacon -- if we cannot obtain market price on those items, we could transfer that to our processed meat facilities. So it does -- it does dramatically reduce the (celeritous smellit) atmosphere that exist in purely a fresh meat company.

Male: Jeff, one more thing I will point out, just to clarify from Joe's standpoint. I guess we anticipate some double-digit accretion. It will be somewhat dependent on how the collar eventually ((inaudible)) in the plus or 10 -- plus or minus the 10 percent. Certainly, that will impact the accretion numbers and the -- and the ability to realize the synergy. So, I only want to caution you in terms of that number. At this point, the price is not locked down.

Jeff Kantor: And assuming -- you know, you're looking at two companies which have essentially the same share in pork, you know, about 20 or 19. You know, some say maybe 19 and 18. But assuming, it's around 20 percent each, you know, if we combine those shares and then assume some plant closings, would the total in pork be around 30 percent at the end of the day?

Joseph W. Luter III: I think it'd be approximately that. And I would not say plant closings; I would say sale of those assets. And I would anticipate those sales would be to existing players or perhaps new players. I think you need to keep in mind that you have a relatively easy ease of entry into this business, you know. I think three of the five new plants that have come on stream in the last 10 years have come from people that were not in the business prior to the construction of those plants.

      So - but I do anticipate that those plants would be sold to people that are committed to the pork industry. And we feel strongly that -- you know, that competition will not be diminished, that the industry will be stronger and more competitive in the future than it has been in the past.

Jeff Kantor: And Joe, is the sale of those assets in that $200 million number?

Joseph W. Luter III: Yes. And the sales of those assets - what that will do for us: It will -- it'll enable us to bring into play a much better balance between fresh and processed meats that I mentioned earlier.

Jeff Kantor: And that's why you said -- with the sale of your assets, that's why you said that there will be very little employee or headcount reduction. Is that -- is that current?

Joseph W. Luter III: That's correct, because I would anticipate that (there) will not be any plants that will actually be shut down.

Jeff Kantor: All right. Thank you very much. Good deal, Joe. Thank you, guys.

Operator: We'll take our next question from Jane Mehring, with Salomon Smith
      Barney.

Jane Mehring: Thanks. Good morning.

Just following up on the plant divestiture issue - number one: Have you actually lined up buyers already? Have you discussed this? And could you talk about proceeds, potentially, from sale of some plants?

Joseph W. Luter III: We've had some very preliminary discussions. I don't have -- I don't have any concerns that we will be unable to sell those plants. They're -- I think that would be relatively easy to accomplish, because building a new plant today is very cost prohibitive, with startup costs and training a (Greenfield) work force. And I -- so, I do believe that we have an awful lot of players that are committed to this industry -- (ConAgri), (Cargills), (Seaboard), Premium Standard, which is Continental Grain. I think all of these people would be industry -- ((inaudible)) expand into the -- in their base in the pork business.

Jane Mehring: OK. And then, have you actually had conversations with other state, local or federal regulators to (debt) this deal and you've gotten some sort of nod from them or anything like that?

Joseph W. Luter III: No, we do not have a nod from them. We did appraise them that an announcement would be forthcoming this morning so they would not be blind sided. But, we've had no meaningful conversations with them at this point.

Jane Mehring: Have you received a response from IBP yet?

Joseph W. Luter III: We have not.

Jane Mehring: OK. And then, lastly, I just want to revisit what you said about pooling. I, of course, know that IBP had pooled. I thought that, when even your target has pooled, it is then not (poolable) for a certain amount of time. Is that not the case?

Joseph W. Luter III: I will let Larry Pope address ((inaudible)).

Larry Pope: No, (I say), that's not -- that's not true. So -- in fact, if they have pooled a transaction (that's) evidence that, in fact, they can do pooling. That provides better evidence, to be honest with you.

Jane Mehring: Oh, OK. And then, lastly, both companies, as you noted, are very committed to case-ready. Certainly IBP has been talking about some fairly aggressive cap ex numbers to fund that. Do you have an outlook yet for the next, you know, two or three years about cap ex for the combined companies, so we can work on the cash flow model a little?

Joseph W. Luter III: Yes. Not in any great detail, but we definitely feel that, with the depreciation of both companies and with the earning capabilities of both companies, that we will be able to comfortably fund any major capital expenditure or programs without increasing our debt load.

Jane Mehring: OK. But, it's too early to give us, sort of, a combined cap ex number?

Joseph W. Luter III: No. And keep in mind that we're the type of company that does not have a five-year plan. We are the kind of company will take advantage of opportunities as they present themselves. And I think, in all honesty, you know, we will -- we will take a very cautious approach, but we will take a leading approach in regard to the case-ready development. But, you know, a lot will really depend upon how well this will be embraced by our customers and ultimately, consumers. But, we do believe this will be as revolutionary as the movement into (Box B) from a decade or so ago.

Jane Mehring: And then, lastly, given all the savings and the cash flows, how do you think about the capacity of the beef industry at this point? And is it something we should think about longer term in terms of your expanding beef capacity through ...

Joseph W. Luter III: Well, I don't really think that we will be expanding beef capacity. I think that -- I think most people believe that beef will be going into a little bit of a down cycle in the next year or two. As you know, there are cycles in beef and there are cycles in pork. But, we don't think that there is a great deal of over capacity on the beef side. And I don't think that you would be looking at Smithfield to invest in a new beef process and plant, unless it's a value-added.

Jane Mehring: OK.

Joseph W. Luter III: And I emphasize that our number one emphasis will not be market share; it will be return to our investors. And that would dictate that we will spend an awful lot of effort in value-added process meats, rather than fresh meat capacity increases.

Jane Mehring:  OK.  Thank you.

Male: Jane, one thing I will go back and comment on for just a minute was your comment about pooling. And one of the -- this transaction does not hinge upon pooling. In fact, we anticipate a (chave) in pooling. But, this transaction -- given the synergies involved here, we fully expect this transaction would be accretive, even if we had to do purchase accounting on this.

Jane Mehring: (Great). Thank you.

Operator: We'll take our next question from Leonard Titlebaum, with Merrill
      Lynch.

Leonard Titlebaum: Yes. Excuse me; I'm a little bit of a disadvantage because we didn't get any of the faxes or any of the material that was sent out. So, if the question was on the slides or whatever, we missed it.

      I want to get back to -- you had talked about pooling here. If, indeed, you're ruled against it, Larry, you just said, as I understand it, that even if this thing is a purchase, you can -- it'll still be accretive?

Larry Poulson: Yes (Lenny). I guess I do not want to go into excruciating detail on this type of call here. The fact of the matter is, you know, in purchase accounting, that we would have to account for the goodwill on the balance.

Leonard Titlebaum: That's right.

Larry Poulson: And then, we would amortize that goodwill over some significant period of time going forward, depending upon the allocation of the purchase price between fixed assets and intangible goodwill. But our preliminary calculations have indicated, given the significant synergies we envision that those synergies are far in -- far in excess of the anticipated amortization costs associated with it.

Leonard Titlebaum: And you said again, your debt equity ratio would put you above a triple-B minus and somewhere below the A-minus. Is that -- is that what we should be looking at here?

Larry Poulson: (Lenny), I can -- I can only tell you that we have had preliminary conversations with the -- with both of the rating agencies and we certainly have not -- have not made any presentations, nor have they made any indications. I would tell you that the conversations were very favorable and very cordial. So, we would anticipate the combination of the two would be an upward move on our balance sheet.

Leonard Titlebaum: OK. Well, the obvious point is, that if more cash were needed for some other -- either an enhancement to the transaction or another transaction, you would not be capped out at this -- at this level? You could go higher or you could increase your debt load even? Is that -- is that a fair statement, or is that too much presumption?

Richard Poulson: I think that's too much -- I think that's too much presumption relative to the deal, (Lenny), more than it is the balance sheet. At this point, this is a stock-for-stock transaction. In order to achieve pooling, you realize that it would have to be an all stock or all stock transaction.

Leonard Titlebaum: No, no. That, I understand. I was moving beyond pooling and I was looking frankly at the combined balance sheet when you get done, and I'm just wondering whether or not you're capped out for awhile or you're not.

Richard Poulson: Oh. Oh. In terms of if we had capital expenditure needs or other acquisition ((inaudible)).

Leonard Titlebaum: Well, either that or had to come back and (redid) a deal.

Richard Poulson: I mean -- I think -- let me -- let me summarize that, (Lenny), by saying I think that the combined balance sheet -- the deal is structured as a stock-for-stock transaction, ...

Leonard Titlebaum: Yep. And you pick up 1.3 (bil).

Richard Poulson: That's correct. There's 675 million of public bonds outstanding and their existing bank credit facilities that are out there. So, the combined balance sheet is really quite strong. And so, I think there are a lot of opportunities -- a lot of opportunities for us to continue to access the capital markets (in a) very efficient in the investment grade market. So ...

Leonard Titlebaum: All right. I presume these were sent out, Larry?

Larry Pope: (Lenny), the -- if you went -- if your people went to vcall.com and typed in the ticker symbol, you should be able to access all of these slides.

Leonard Titlebaum: OK. Thank you.

Larry Pope: They were -- they were not sent -- they were not physically sent out. They're out there in the, I guess ...

Leonard Titlebaum:  We didn't even get notification of the conference call.

Larry Pope: That was apparently -- (Lenny), we apologize for that. We certainly thought that we had quite a number of people on the notification list, and I'm sure that, somewhere, in your organization, something was sent. But obviously, it did not get to you.

Leonard Titlebaum: OK.

Larry: We apologize for that.

Leonard Titlebaum: (Right on). Thank you.

Operator: We'll take our next question from James Borges, with First Union
      Securities.

James Borges: Good morning. Congratulations on an exciting announcement.

Joseph W. Luter III: Thank you.

James Borges: A couple of questions - first of all, on IBP's beef business, it sounds like you would intend on keeping operating management largely in place?

Joseph W. Luter III: That's correct.

James Borges: And regarding IBP's plans for a large amount of capital investment to build the case-ready business, is that something you think you would continue to pursue, or you would have to review that and those investment plans.

Joseph W. Luter III: I think, obviously, the magnitude of those expenditures, we will review it. We would expect to pursue it. Whether we would pursue it as aggressively as IBP has pursued it, I think that remains to be seen.

      The point that I would like to get across is that when Smithfield's management makes a decision, it's based on what is our return to our shareholders. And it is not what it does to our market share. I think that's what really separates the management of IBP an Smithfield, is we work for our shareholders and market share really doesn't mean a whole lot to us. And I think the exact opposite has been true, based on the decisions that IBP's management has made in the past.

James Borges: Good. OK. That sounds good.

      And, with regards to brand strategy, do you think if you were to pursue
      (two) national brand strategy -- in other words, what do you think the prospects are for the (Thomas E. Wilson) brand versus the Lean Generation -- Smithfield Lean Generation brand name?

Joseph W. Luter III: Well, as you know, we have the Smithfield Lean Generation brand, but we have many, many other brands also. But I think there's no question that we will be moving towards a national brand in pork and beef. It might not necessarily be the same brand in beef as it is in pork. But we will be moving in that direction simply because of now, the (new Co), if you will, will have truly a global reach.

      Did I answer your question?

James Borges: Yes.

Joseph W. Luter III: OK.

James Borges: You did. Thanks very much and congratulations again.

Joseph W. Luter III: Thank you.

Male: Thank you.

Operator: We'll take our next question from Christina McCracken, with Midwest
      Research.

Christina McCracken: Congratulations.

Joseph W. Luter III: Thank you.

Christina McCracken: Want to touch on a couple of things.

      First, could you discuss -- you know, you had mentioned you have improved financial flexibility with the deal. Could you explain possibly in which direction you would move forward? Obviously, case-ready is going to be a top priority. But, would you possibly consider going into other areas? Value-added and international are obviously, also mentioned. But, would you stick to beef and port and your efforts there or would you consider moving in other directions toward a more diversified base?

Joseph W. Luter III: Probably we will stick with beef and pork. At the same time, we're with a type of company that will - you know, will always look at opportunities. But, it would certainly be with -- in the protein segment. So, it would either be perhaps poultry. We are in poultry, to some degree. We're in turkeys, as you -- as you probably know, with -- as a result of the acquisition of Carroll's. It's not a primary focus, but we do have one-half interest in the turkey operation. And perhaps, we would look at movement in the poultry segment.

      But, we just -- we're the type of company; we will look at situations as they're presented to us and not be tied in -- our hands tied to a specific five-year plan, if you will.

Christina McCracken:  Excellent.

      I'm wondering too -- obviously with case-ready efforts already underway, you know, both yourselves and IBP have made -- or had discussions with leading customers. I'm wondering, are these contracts, at this point, long term? Would there be any -- would there be issues with renegotiating contracts that IBP has already entered into?

Joseph W. Luter III: I don't think that -- there're not any written contracts, per se, is my understanding. And our business is conducted by oral agreements. Our sales are a result of, usually, telephone conversations between people that talk three or four times a day. And written contracts, although they are in existence in isolated places - generally speaking, written contracts, you know, are not that dominant in our industry.

Christina McCracken: (Right). And regarding the pork processing operations, the divestitures there, is it not true that, given kind of, the outlook for the next, let's say, two years in pork processing, it should be a rather favorable time to divest those operations, as well?

Joseph W. Luter III: I think so. I don't think it would be extremely favorable.
      I don't think it'd be extremely unfavorable. I would say it's somewhere in the middle. We're not in an excellent cycle. We're not in a terrible cycle. We're sort of somewhere in between right now.

      But, I do feel like we will be able to find buyers for these assets, but I have no idea what we will be able to obtain for these assets. But, I do not anticipate that they will be disposed of at a -- on a distressed basis.

Christina McCracken: And just one final question: With your concentration then, in pork processing, do you anticipate any, I guess, backlash from customers as they tend to like more than one supplier for pork?

Joseph W. Luter III: Well, I think they'll continue to have more than one supplier. I mean, you've got some very major players out there today -- ConAgra, Hormel, (Seaboard), (Farmland) -- I think, Premium Standard. You've got some very, very major competitors out there that, quite frankly, in some instances, are much bigger than what this (new Co) would be. I think ...

Christina McCracken: (I think), case-ready ...

Joseph W. Luter III: ... I think, the key thing to remember is that we do not anticipate that there will be any significant increase in concentration of the hog process -- I mean, excuse me -- on the hog production side of our business.

Christina McCracken: Right. But, in ...

Joseph W. Luter III: And I think -- I think, if any -- you know, if any opposition comes, I think -- you know, we're hopeful that we will be able to overcome it. But, as I said earlier, this is a politically charged situation, and, you know, it's -- there's no 100 percent degree of certainty that facts will rule the day. You know, it could be that politics, rather than facts will rule. But -- well, we are hopeful that that's not the case.

Christina McCracken: Thank you.

Operator: I would like to remind everyone, if you do have a question, you may signal us at this time by pressing the star key, followed by the digit one.

      We'll take our next question from Andrew Wolfe, with B. B. & T. Capital Markets.

Andrew Wolfe: Thank you. And good morning and congratulations.

Male: Thank you.

Andrew Wolfe: Two questions - first one's for Larry - sorry, but I joined your call a little late. And when you were going over the 200 million of (expected) synergies, you were mentioning supplies and brokers and other things. Could you, sort of, give us a proportionality of those different synergies?

      And also, the question was how long -- just to get back to the question of how long it will take, could you give us, sort of, like a year one, year two percentage?

Larry Pope: Let me do this, (Andy). Obviously, at this point, we have not had any opportunity to do any due diligence on IBP, so that any estimations we're doing are based upon our side of the transaction, given that we know something about IBP's business because they're in the same industry we're in. So, we have gone through the various categories that are outlined on the slide there.

      And, at this point, I do not want to go through a detail of explaining those. We did indicate -- I don't know if you were on the beginning of this, (Andy). We did indicate that we thought a fair number of that would be achieved early on in the transaction in the first year. And by the end of the second year, we thought we would be able to fully realize those synergies.

      Certainly, it's very early on in the process. We've got due diligence to do. We've got discussions to have with their management and actually, execution against those. So, I think it's -- I think it's premature for us to be giving any kind of proportionate breakdown of those numbers.

Andrew Wolfe: OK. The second question is for Joe. I guess, just in terms of running the beef business, your letter states that, you know, you would invite Mr. (Peterson) and (Mr. Bont) to stay on. But, if for any reason, they decide not to, would you envision having to go out and find, like, a COO type of senior executive to run the beef business, or do you feel that you can do that in-house?

Joseph W. Luter III: No, I don't think that we would try to do that in-house if we were to lose all the top management of IBP. But, I think, IBP has a depth of management that goes very deep. And I would anticipate -- I don't expect there will be any major changes (with) -- most of the senior management at IBP is, in our opinion, a very well management business. And we have a history of buying companies and letting the existent management continue to run those companies.

      We may change the -- not may, but we probably would change some of the corporate culture. I think that -- I think that really what separates Smithfield and IBP is corporate culture in many areas. But, we do feel that, you know, day-to-day operations at IBP is an extremely well managed company. I think most people that are knowledgeable in the industry would reinforce what I just said.

Andrew Wolfe: OK. So, I guess what you're saying -- part of what you're saying, at least, is they have a very deep bench, that -- and those folks who embrace, in the corporate culture, Smithfield, will sort of, ((inaudible)) rise up and that, based on past experience with other companies, that should be sufficient?

Joseph W. Luter III: Yeah, I think so. I think that, you know, we have bought companies that were not well run and we've had to impose our management. But, I think that IBP, generally speaking, is a very well run company. And I think the big difference will be, as I mentioned earlier, we will be making all of our decisions based on return to shareholder, shareholder value, if you will. And we will not be obsessed with market share.

Andrew Wolfe: Thank you. Congratulations, again.

Male: Thank you.

Operator: Thank you. We'll take our next question from Troy Hottenstein, with Warburg.

Troy Hottenstein:  My question's been answered. Thank you.

Operator: We'll go next to Oscar Wu, with Nomura Securities.

Oscar Wu: Hi. You mentioned that you had some special advisers, I guess, to discuss the regulatory outlook. Could you tell us who they are?

Male: (Nick), excuse me just a second.

      (Holsin), could you give (Tim) some information on the regulatory counsel that we've employed?

Male: ((inaudible)).

Male: On regulatory.

Male: We're using (Ken Largen) and (Charles Koob), at (Sensa, Thatcher and
      Bartlett). And we're using (Tom Slader) at (Hunt & Williams), in Washington, at this point. They've had adequate time to review this matter. We've engaged two economists: Dr. (Mario Schwartz), who was previously the senior economic adviser to the antitrust division at Justice; and Dr. (Marvin Hienga), from Iowa State University, who is widely published in the (agra) business economic area.

Troy Hottenstein: Thanks.

Operator: We'll take our next question from Jane Mehring, with Salomon Smith
      Barney.

Jane Mehring: Hi. It's already been answered. Thanks.

Operator: We'll go next to Jeff Kantor, with Prudential Securities.

Jeff Kantor: A question - you said that you were -- you plan on maintaining most of the operating people at IBP. Any thoughts or comments on the board structure of the combined company?

Joseph W. Luter III: Yes. If you read our press release, which I'm sure you have, we've left that door open to invite, perhaps, some outside directors of IBP to come onboard because they do have a wealth of experience. And I think we would -- we would welcome, you know, some additions to our board from the present board members of IBP.

Jeff Kantor: OK. I apologize for that. Thank you.

Operator: Again, if anyone has a question, please signal by pressing the star key, followed by the digit one.

      We'll pause just a moment to see if there are any additional questions.

Richard Poulson: Ladies and gentlemen, thank you for listening to the call today.

      We've had many requests for replays and we can give you -- a telephone conference call replay will be available immediately. Dial in at area code 888-203-1112 domestically. If you want to call from abroad, area code 719-457-0820, and enter a confirmation number, 738639.

      Also, this afternoon, after one o'clock Eastern time, through midnight Eastern time on November 20, the call will be archived on www.vcall.com.

      Thanks again, everyone, for tuning in. This is the end of the call.

Operator: Thank you very much, ladies and gentlemen, for joining today's
      Smithfield Foods conference call. This does conclude today's conference. You may now disconnect.


                                       END





THIS NEWS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to

Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430,
Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.